UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68673

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Commonwealth Advisors, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1017 Mumma Rd STE 302
(No. and Street)

Lemoyne (City) PA (State) 17043-1145 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Curtis Weeks 678-679-8642
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Goldman and Company, CPA's P.C.
(Name – *if individual, state last, first, middle name*)

3535 Roswell Rd (Address) Marietta (City) GA (State) 30062 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __Nicholas Bybel, Jr._____, swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
__Commonwealth Advisors, Inc._____ , as

of __December 31_____ , 20 __19____ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____


Signature

President and CEO

Title


Notary Public

COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
Debra L. Steele, Notary Public
Wormleysburg Boro, Cumberland County
My Commission Expires May 6, 2020

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

COMMONWEALTH ADVISORS, INC.

FINANCIAL STATEMENTS FOR THE YEAR ENDED
December 31, 2019
AND REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

COMMONWEALTH ADVISORS, INC.

Table of Contents

Report of Independent Registered Public Accounting Firm	1
Financial Statements	
Statement of Financial Condition	2
Statement of Operations	3
Statement of Changes in Shareholder's Equity	4
Statement of Cash Flows	5
Notes to Financial Statements	6
Supplementary Schedule I - Computation of Net Capital	9
Supplemental Schedules II & III - Rule 15c3-3	10
Independent Accountant's Report on Exemption	11
Exemption Report	12

goldman & COMPANY, CPAS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholder of
Commonwealth Advisors, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Commonwealth Advisors, Inc as of December 31, 2019, the related statements of operations, changes in shareholder's equity and cash flows for the year ended December 31, 2019 and the related notes and schedules 1, 2 and 3 (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Commonwealth Advisors, Inc as of December 31, 2019, and the results of its operations and its cash flows for the period then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Commonwealth Advisors, Inc's management. Our responsibility is to express an opinion on Commonwealth Advisors, Inc's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the company in accordance with the U.S Federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Schedule's 1- Computation of Net Capital Under SEC Rule 15c3-1, Schedule 2-Computation for Determination of Reserve Requirements Pursuant to SEC Rule 15c3-3 (exemption) and Schedule 3-Information Relating to Possession or Control Requirements Pursuant to SEC Rule 15c3-3 (exemption) have been subjected to audit procedures performed in conjunction with the audit of Commonwealth Advisors, Inc's financial statements. The supplemental information is the responsibility of Commonwealth Advisors, Inc's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the schedule's 1, 2. and 3 are fairly stated, in all material respects, in relation to the financial statements as a whole.

Goldman + Company CPA's PC

We have served as the Company's auditor since 2015.

Goldman & Company, CPA's, P.C.
Marietta, Georgia
February 15, 2020

3535 Roswell Road · Suite 32 · Marietta, GA 30062 · 770.499.8558 · Fax 770.425.3683

COMMONWEALTH ADVISORS, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2019

ASSETS

ASSETS:		
Cash & Cash Equivalents	$	15,813
TOTAL ASSETS	$	15,813
COMPUTER AND EQUIPMENT		
Computer and Equipment	$	6,836
Less Accumulated Depreciation	$	(6,336)
Computer and Equipment - Net	$	500
OTHER ASSETS		
Deferred Tax Assets	$	16,912
FINRA Accounts	$	778
Total Other Assets	$	17,690
TOTAL ASSETS	$	34,003

LIABILITIES AND SHAREHOLDER'S EQUITY

LIABILITIES		
Accounts Payable	$	135
Other Current Liabilities	$	105
Total Liabilities	$	240
SHAREHOLDER'S EQUITY:		
1,000 shares issued and outstanding at par value of $0		0
Additional paid-in capital	$	114,150
Retained Earnings	$	(80,387)
TOTAL SHAREHOLDER'S EQUITY	$	33,763
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$	34,003

The accompanying notes are an integral part of these financial statements.

COMMONWEALTH ADVISORS, INC.

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2019

REVENUE:	$	90,000
OPERATING EXPENSES:		
Audit Fees	$	7,373
Regulatory fees		1,722
Income Tax Preparation		794
Bank Service Charges		30
Computer & Internet Expenses		7,918
FINOP Fee		10,161
Professional Fees		74,781
Rent		1,783
SIPC		180
Travel Expense		527
Insurance Expense		1,037
Office Supplies		18
Total expenses	$	106,324
Operating Loss	$	(16,324)
Income Tax Benefit	$	5,060
NET LOSS	$	(11,264)

The accompanying notes are an integral part of these financial statements.

COMMONWEALTH ADVISORS, INC.

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2019

	Shares Common Stock	Additional paid-in capital	Retained Earnings (Accumulated Deficit)	Total
Balance December 31,2018	1,000	$106,150	($69,123)	$37,027
Capital Contributions		$ 8,000		$ 8,000
Net Loss			($11,264)	($11,264)
Balance December 31, 2019	1,000	$114,150	($80,387)	$33,763

The accompanying notes are an integral part of these financial statements.

COMMONWEALTH ADVISORS, INC.

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2019

OPERATING ACTIVITIES:

Net Income	$	(11,264)
Adjustments to reconcile Net Income to net cash provided by operations:		
Income Tax Benefit	$	(5,060)
Accounts Payable		135
Accounts Payable & Accrued Expense		105
Prepaid Asset - FINRA CRD		760
Net cash used in operating activities	$	(15,324)

INVESTING ACTIVITIES:

Furniture and Equipment	(500)
FINRA CRD Flex Spending Account	(18)
Net Cash used in Investing Activities	(518)

FINANCING ACTIVITIES:

CA Holding Capital Contribution		8,000
Net cash provideded by financing activities	$	8,000
NET CASH INCREASE FOR PERIOD	$	(9,361)
CASH AND CASH EQUVALENTS AT BEGINNING OF PERIOD		25,174
CASH AND CASH EQUVALENTS AT END OF PERIOD	$	15,813

The accompanying notes are an integral part of these financial statements.

5

COMMONWEALTH ADVISORS, INC.

NOTES TO FINANCIAL STATEMENTS

1   **ORGANIZATION AND NATURE OF BUSINESS**

Commonwealth Advisors, Inc. (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority, Inc. (FINRA), effective October 10, 2011. The Company is incorporated under the laws of the Commonwealth of Pennsylvania.

The Company is registered to engage in private placement of securities and merger and acquisition advisory services.

2   **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

Basis of Accounting
The Company maintains its books and records on the accrual basis of accounting for financial reporting purposes, which is in accordance with U.S. generally accepted accounting principles and is required by the SEC and FINRA.

Estimates
The presentation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents
For the purposes of the statement of cash flows, the Company defines cash equivalents as highly liquid investments with original maturity dates of less than ninety days that are not held for sale in the ordinary course of business.

Property and Equipment
Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Assets lives are five years for computers and equipment.

Income Taxes
The Company files income tax returns in with the U.S. Federal jurisdiction and with the Commonwealth of Pennsylvania as a Corporation.

The amount of current or deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

3

Revenue Recognition
The Company recognizes revenue upon satisfaction of performance obligations under contract. The Company provides merger and acquisition services to its clients. The Company is evaluating new revenue recognition standards and will implement as required

4

RELATED PARTY TRANSACTION

The Company has an expense sharing agreement with an entity under common control (the "Affiliate"). Under the agreement the Company pays the Affiliate for specific office and administrative services provided by the Affiliate. For the year-ended December 31, 2019 there was $1,783 paid to the Affiliate for rent.
The Company paid $45,000 to related parties as professional fees and and $2,522 in expense reimburesments included on the Statement of Operations.
As of December 31, 2019, the Company had no amount due to the Affiliate or related parties.   The term of this agreement is through May 1, 2020.

5

COMMITMENTS AND CONTINGENCIES

The Company has evaluated commitments and contingencies in accordance with Accounting Standards Codification 450, Contingencies (ASC 450) and Accounting Standards Codification 440, Commitments (ASC 440). Management has determined that no significant commitments and contingencies exist as of December 31, 2019.

6

INCOME TAXES + DEFFERED TAX ASSET

The current and deferred portions of the income tax expense included in the Statement of Operations as determined in accordance with ASC 740 is as follows:

	Current	Deferred	Total
Federal	$ -	$5,060	$5,060

The Deferred Tax Asset is comprised of Net Operating Loss carry forwards as of December 31, 2019. They expire as follows:

Expiration year		Amount
2031	$	3,945
2032	$	48,348
2033	$	26,645
2034	$	5,146
2035	$	2,039
2037	$	5,313
2039	$	16,324
	$	107,760

The Net Operating Loss Carry forward as of December 31, 2019 is $107,760. The Deferred Tax Asset is $33,406. The Company anticipates a valuation allowance of $16,494 to be applied to the Defered Tax Asset based on estimated usage before expiration.

The Company recognizes and measures its unrecognized tax benefits in accordance with Accounting Standards Codification 740 (ASC 740), Income Taxes. Under that guidance the Company assesses the likelihood, based on their technical merit, that

tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The Company has no uncertain tax positions at year end.

The Company is evaluating new accounting standards and will implement as required.

7   **CONCENTRATIONS**

The majority of the Company's revenue was earned from one customer in 2019.

8   **NET CAPITAL REQUIREMENTS**

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (15c3-1) (the "Rule"), which requires the maintenance of minimum net capital. The Rule prohibits the Company from engaging in securities transactions at any time the Company's net capital, as defined by the Rule, is less than $5,000, or if the ratio of aggregate indebtedness to net capital, both as defined, exceeds 1500% (and the rule of "applicable" exchange provides that equity capital may not be withdrawn, or cash dividends paid, if aggregate indebtedness exceeds 1000% of net capital).

At December 31, 2019, the Company has net allowable capital of $15,573, which is $10,573 in excess of the required net capital of $5,000. The Company's percentage of aggregate indebtedness to net capital is 1.54% as of December 31, 2019. Prepaid expenses reflected in the accompanying financial statements are not allowable assets for the purpose of computing minimum net capital under the Rule. The Company's exemption from the reserve requirements of 15c3-3 (Customer Protection Rule) is under the provisions of Paragraph (k)(2)(i), in that the Company does not receive or hold customer funds or securities in the course of providing its services.

9   **ACCOUNTS RECEIVABLE**

An allowance for doubtful accounts is established against recorded accounts receivable if losses are estimated to have occurred through a provision for bad debt charged to earnings. Losses are charged against the allowance when management believes the uncollectibility of a receivable is probable. Subsequent recoveries, if any, are credited to the allowance. The allowance for doubtful account is evaluated on a regular basis by management, and is based on historical experience and specifically identified questionable receivables. The evaluation is inherently subjective, as it requires estimiates that are susceptible to significant revision as more information becomes available.

10   **SUBSEQUENT EVENTS**

The Company evaluated subsequent events through February 15, 2020, the date its financial statements were issued. The Company did not identify any material subsequent events requiring adjustment to or disclosure in its financial statements.

COMMONWEALTH ADVISORS, INC.

SUPPLEMENTARY SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2019

	SCHEDULE I
TOTAL STOCKHOLDER'S EQUITY QUALIFIED FOR NET	33,763
DEDUCTIONS AND/OR CHARGES:	
Non-allowable assets:	
Deferred tax asset	(16,912)
Other non-allowable assets	(1,278)
TOTAL DEDUCTIONS	(18,190)
NET CAPITAL	$ 15,573
AGGREGATE INDEBTEDNESS -	
Accounts payable	240
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT -	
Minimum net capital required	$ 5,000
Excess net capital	$ 10,573
Net Capital in excess of the greater of 10% of AI	
or 120% of minimum net capital requirement	$ 9,573
Percentage of aggregate indebtedness to net capital	1.54%

**RECONCILIATION WITH THE COMPANY'S COMPUTATION (INCLUDED
IN PART II OF FORM X-17A-5 AS OF DECEMBER 31, 2019)**

There is no significant difference between the net capital in the most recent Part IIA
of Form X-17A-5 and the Net Capital above.

The accompanying notes are an integral part of these financial statements.

COMMONWEALTH ADVISORS, INC.

SUPPLEMENTARY SCHEDULES II & III

SUPPLEMENTARY SCHEDULE I
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

The Company is exempt from the provisions of Rule 15c3-3 under the Security Exchange Act of 1934 pursuant to paragraph (k)(2)(i) of the rule.

SUPPLEMENTARY SCHEDULE II
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

The Company is exempt from the provisions of Rule 15c3-3 under the Security Exchange Act of 1934 pursuant to paragraph (k)(2)(i) of the rule.

The accompanying notes are an integral part of these financial statements.

goldman & COMPANY, CPAS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
Commonwealth Advisors, Inc.

We have reviewed management's statements, included in the accompanying Commonwealth Advisors, Inc.'s Annual Exemption Report, in which (1) Commonwealth Advisors, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Commonwealth Advisors, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: k(2)(i) (the "exemption provisions") and (2) Commonwealth Advisors, Inc. stated that Commonwealth Advisors, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Commonwealth Advisors, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Commonwealth Advisors, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Goldman & Company CPA's PC

Goldman & Company, CPA's, P.C.
Marietta, Georgia
February 15, 2020

3535 Roswell Road · Suite 32 · Marietta, GA 30062 · 770.499.8558 · Fax 770.425.3683



**COMMONWEALTH
ADVISORS INC**

1017 Mumma Road, Suite 302
Lemoyne, PA 17043
Office: 717-412-0859
Fax: 717-731-8205

EXEMPTION REPORT
YEAR ENDED DECEMBER 31, 2019

Commonwealth Advisors, Inc. (the Company) is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R §240.17a-5. "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company claimed an exemption from 17 C.F.R §15c3-3 under the following provisions of 17 C.F.R §240.15c3-3: (k)(2)(i)

and

2. The Company met the identified exemption provisions in 17 C.F.R §240.15c3-3 (k)(2)(i) throughout the most recent fiscal year ended December 31, 2019 without exception.

I affirm that, to the best of my knowledge and belief, this Exemption Report is true and correct.

Name:
By: Nicholas Bybel, Jr.
Title: President & CEO
Date: February 15, 2020